[Allianz Letterhead]

June 15, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz Aktiengesellschaft
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing with respect to comments 1 through 5 of the Staff’s letter, dated April 27, 2007, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. As mentioned in our response letter dated May 24, 2007, we are currently in the process of collecting the information to respond to these comments, and we currently anticipate being in a position to submit a response by the end of June to mid-July 2007.

On behalf of Allianz, I would like to thank you and your colleagues in advance for your understanding, and please do not hesitate to call me at (011) (49) 89-3800-18828 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Executive Vice President, Group Compliance

cc:	Vanessa Robertson
James Atkinson
(Securities and Exchange Commission)

Dr. Peter Hemeling
(Allianz SE)

William D. Torchiana
(Sullivan & Cromwell LLP)